                          Filed by Apex Inc.
                          Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12
                          Under the Exchange Act of 1934
                          Subject Companies: Cybex Computer Products
                            Corporation (Commission File No. 000-26496); and Aegean Sea Inc. (no Commission File No.)

MERGER OF CYBEX  AND APEX



[Logos of Cybex and Apex]




JOINING FORCES TO CREATE A
LEADER IN THE RAPIDLY GROWING SERVER
SWITCHING AREA

TRANSACTION HIGHLIGHTS

- Cybex and Apex will merge in a stock-for-stock transaction based on a fixed exchange ratio

- Cybex shareholders to receive 1.0 share of the combined company for each Cybex share

- Apex shareholders to receive 1.0905 shares of the combined company for each Apex share

-    Pro forma ownership -- 55% APEX, 45% Cybex

-    Transaction valued at $2,080 million

-    Expected to close no later than 3rd quarter of 2000

-    Purchase accounting

- Modestly accretive to 2000 earnings with significant upside potential to 2001 earnings and going forward

-    Combined 1999 revenue of $216 million for combined company

-    Headquartered in Huntsville, Alabama with West Coast operations in Redmond,
     WA

THE TEAM

- Integration of management teams enhance depth and breadth of experience

         MANAGEMENT                                  BOARD OF DIRECTORS

--   Steve Thornton -- CEO                        --   Three Cybex members

--   Dusty Pritchett -- CFO                       --   Three APEX members

--   Barry Harmon -- COO,                         --   7th Board member to be
     OEM Operations                                    nominated by
                                                       Steve Thornton
--   Dave Perry -- VP Sales,
     OEM Operations

--   Both teams expected to hold
     other key positions

                          FINANCIAL SUMMARY COMPARISON


2000E FINANCIALS                CYBEX(A)                   APEX(A)
----------------                --------                   -------
Revenue                          $142                       $145

3-Year Revenue CAGR                47%                       38%

Gross Margin                       54%                       47%

EBIT                             $ 38                      $ 40

Net Income                       $ 26                      $ 29

2000E P/E                          35x                       35x

No. of Employees                  360                       110


Market Cap                       $907                      $995


Core Competency          High-end, Entry Level           Mid-level


(a) Projections are based on Wall Street estimates.

CONSISTENT GROWTH AND PROFITABILITY STORY











                         [GRAPHIC-depicting operating results
                           (revenue and earnings per share)
                       for Cybex and Apex in graphical format for
                       1997, 1998 and 1999 and projected for 2000]

                     THE MERGER STANDS TO ACCELERATE RECENT
                         STRONG MOMENTUM OF BOTH STOCKS










                   [GRAPHIC depicting historical stock prices for
                    Cybex, Apex and the Nasdaq Stock Market from
                     3/5/99 to 3/7/00 (as overlayed line graphs)]

HISTORICAL STOCK EXCHANGE RATIO










                      [GRAPHIC depicting the historical intrinsic
                      exchange ratio between Apex and Cybex stock
                         based on historical stock prices from
                       3/8/99 to 3/7/00 (shown as a line graph),
                      overlayed against the exchange ratio fixed
                    in the merger agreement (1.0905) and the one-year
                     average of the intrinsic exchange ratio (1.14)]

STRATEGIC FIT --
CUSTOMER AND CHANNEL COMBINATION

-    Create a broad based vendor of next-generation server management solutions

-    Well-balanced distribution model (OEM and branded)

-    Significant cross-selling and incremental revenue opportunities

-    Extend sales, marketing and support services

- A larger, combined company would attract an increasing number of customers in multiple high-growth market areas

STRATEGIC FIT -- HIGHLY
COMPLEMENTARY DISTRIBUTION MODEL




                        [GRAPHIC, depicting two overlapping circles
                            representing a small area of overlap
                             between Apex's OEM sales model and
                                 Cybex's direct sales model]





                                CHANNEL BREAKDOWN


                                        CYBEX                 APEX
                                       -------               -------
         OEM                             31%                   65%

         Branded                         69                    35


TOP-TIER CUSTOMER BASE








                        [GRAPHIC showing labels for Compaq,
                     Hewlett Packard, IBM, AOL, Gateway, 3Com,
                    Dell, DoubleClick, amazon.com and Microsoft]

WEB INFRASTRUCTURE OPPORTUNITY







                               [GRAPHIC, depicting logo's for
                                  Intel, Exodus and Oracle]

STRATEGIC FIT -- PRODUCT COMBINATION

- Web hosting and data center customers require powerful, scalable switching solutions to manage and control an increasing number of servers and network devices

     -- Uniquely positioned to develop a pioneering, superior solution to address growing opportunity

- Highly complementary product lines -- integrating high-end with mid-level expertise (e.g. Cybex - Sun integration and Apex - remote video)

-    Strong product offering for all levels of customers

-    A broader product portfolio reduces risk and diversifies revenue sources

STRATEGIC FIT --
CREATING END-TO-END SOLUTION OFFERINGS







                         [GRAPHIC depicting a matrix showing
                         Cybex's and Apex's presences in the
                           markets for high-end, mid-level
                           and entry level solutions, with
                          Cybex having a strong presence in
                          high-end and entry level and Apex
                        having a strong presence in mid-level]

STRATEGIC FIT --
OPERATIONS AND GEOGRAPHY

-    Extend international footprint

-    Significant operating synergies

     --   Reduce components and outsourcing costs

     --   Consolidation of certain operating infrastructures

     -- Enhance tax position through shifting Apex's European sales to Shannon, Ireland

-    Leading R&D platform with broader resources and faster product cycles

GLOBAL REACH











                          [GRAPHIC depicting a map of the
                       world and  showing Apex's and Cybex's
                               geographic locations]

EVOLVING SERVER SWITCHING OPPORTUNITY









                         [GRAPHIC depicting the evolution of
                         server switching market opportunity,
                       showing the transition to client/server
                       environments around 1990; rapid adoption
                        of high-speed PC's and servers around
                        1995; database management transaction
                      servers around 1998-1999; and web-hosting,
                       ASPs and server forms around 1999-2000.]

WEB INFRASTRUCTURE OPPORTUNITY

- According to IDC, the Web hosting area is expected to grow from $0.4BN in 1998 to over $10.7BN in 2003

     -- Mission critical e-commerce platforms require robust, high-end switching and connectivity solutions

- Console switching solutions reduce total cost of ownership and simplify network management

- Combination facilitates the development and roll out of a new generation web hosting and ASP switching solutions

WEB INFRASTRUCTURE OPPORTUNITY











                         [GRAPHIC (A) depicting the growth in
                          worldwide webhosting revenues from
                1997-2002 (with increases of 86%, 92%, 104%,102% and 94%
               in 1998, 1999, 2000, 2001 and 2002) and (B) depicting the
                      growth in worldwide ASP provider spending from
                 1997-2002 (with increases of 425%, 551%, 71%, 124%, 97%
                   and 77% in 1997, 1998, 1999, 2000, 2001 and 2002.)]

STRATEGIC INITIATIVES/GOALS

-    The merger helps to:

          --   Broaden OEM relationships

          --   Expand channel presence for branded products

          --   Build European distribution infrastructure

          --   Extend technology and product leadership

          --   Accelerate sales growth




APEX, ITS OFFICERS AND DIRECTORS AND THE NEW PARENT COMPANY IN THE PROPOSED MERGER MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM APEX'S SHAREHOLDERS OR THOSE OF CYBEX WITH RESPECT TO THE TRANSACTIONS DESCRIBED ABOVE. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN APEX'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV AND FROM THE APEX CONTACT LISTED BELOW.

CYBEX, ITS OFFICERS AND DIRECTORS AND THE NEW PARENT COMPANY IN THE PROPOSED MERGER MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM CYBEX'S SHAREHOLDERS OR THOSE OF APEX WITH RESPECT TO THE TRANSACTIONS DESCRIBED ABOVE. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN CYBEX'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 1999. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV AND FROM THE CYBEX CONTACT LISTED BELOW.

SHAREHOLDERS OF APEX AND CYBEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY THE NEW PARENT COMPANY IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV.